SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF FEBRUARY 2007

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

(Translation of Registrant’s Name into English)

20/F, Hutchison Telecom Tower

99 Cheung Fai Road

Tsing Yi

Hong Kong

(Address of Registrant’s Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F  ☒        Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes  ☐        No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

EXHIBITS

Exhibit	Description

1.1	Announcement dated February 22, 2007 relating to the intended use of proceeds arising from the Registrant’s very substantial disposal.

1.2	Press Release dated February 22, 2007 relating to the Registrant’s expectation to declare a special dividend of HK$6.75 per share following the completion of the Hutchison Essar transaction.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 23, 2007

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

By:	/s/ Tim Pennington
Tim Pennington
Executive Director

Exhibit 1.1

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

(incorporated in the Cayman Islands with limited liability)

(Stock Code: 2332)

ANNOUNCEMENT

VERY SUBSTANTIAL DISPOSAL

INTENDED USE OF PROCEEDS

The Directors would like to provide an indication to Shareholders of the intended utilisation of the proceeds from the Transaction in this announcement.

Shareholders and potential investors should be aware that payment of a special dividend by the Company is subject to Completion of the Transaction and further approval of the Board. Accordingly, they are advised to exercise caution when dealing in the Company’s securities.

Reference is made to the Company’s announcements dated 12 February 2007 (“Announcement”) and 21 February 2007 respectively and the Circular despatched on 21 February 2007.

Terms defined in the Announcement shall have the same meanings when used herein unless the context otherwise requires.

INTENDED USE OF PROCEEDS FROM THE TRANSACTION

The Directors would like to provide an indication to Shareholders of the intended utilisation of the proceeds from the Transaction. Subject to Completion of the Transaction, the Board expects to (i) declare a special dividend of approximately HK$6.75 per Share (approximately US$12.96 per ADS, subject to prevailing exchange rates at the time of payment), and (ii) apply approximately HK$13.9 billion to reduce the debt of the Company and its various subsidiaries (other than the Sale Group). The final amount of the special dividend and other details of its payment arrangement will be announced upon obtaining further approval of the Board to be sought after Completion has occurred. The balance of the net proceeds from the Transaction of approximately HK$40 billion will be used (i) to invest in telecommunications businesses, including expansion of the Company’s existing operations, and (ii) for working capital and general corporate purposes. The Board intends to publish its ongoing dividend policy on the release of its interim results for the six months ending 30 June 2007, and review such policy if reinvestment of a significant proportion of the available proceeds has yet to be made by 31 December 2008.

Shareholders and potential investors should be aware that payment of a special dividend by the Company is subject to Completion of the Transaction and further approval of the Board. Accordingly, they are advised to exercise caution when dealing in the Company’s securities.

For the purpose of this announcement and for reference only, the exchange rate of US$1.00 to HK$7.8125 is adopted.

As at the date of this announcement, the Directors are:

Executive Directors:	Independent Non-executive Directors:
Mr. Dennis Pok Man LUI	Mr. KWAN Kai Cheong
Mr. Tim PENNINGTON	Mr. John W. STANTON
Mr. Kevin WESTLEY

Non-executive Directors:
Mr. FOK Kin-ning, Canning (Chairman)	Alternate Directors:
Mr. Frank John SIXT	Mrs. CHOW WOO Mo Fong, Susan
Mr. Naguib SAWIRIS	(Alternate to Mr. Fok Kin-ning, Canning and Mr. Frank John Sixt)
Mr. Aldo MAREUSE	Mr. Martin MICHLMAYR
(Alternate to Mr. Naguib Sawiris)
Mr. Ragy SOLIMAN
(Alternate to Mr. Aldo Mareuse)
Mr. CHAN Ting Yu
(Alternate to Mr. Dennis Pok Man Lui)
Mr. WOO Chiu Man, Cliff
(Alternate to Mr. Tim Pennington)

By Order of the Board

Edith Shih

Company Secretary

Hong Kong, 22 February 2007

Exhibit 1.2

Hutchison Telecom expects to declare a special dividend of HK$6.75 per share following the completion of the Hutchison Essar transaction

Hong Kong, 22 February 2007 - Hutchison Telecommunications International Limited (“Hutchison Telecom” or ‘the Company”; SEHK: 2332; NYSE: HTX) today announced the intended use of proceeds from the sale of its interest in Hutchison Essar. The Company also reiterated its strategy to remain one of the leading telecommunications operators in the world.

The Company recently announced the proposed disposal of its interests in Hutchison Essar for a cash consideration of approximately US$11.1 billion (HK$87 billion), representing a significant premium. The proposed disposal unlocks substantial value for its shareholders, enabling the Company to generate an expected gain before tax of US$9.6 billion (HK$75 billion) equivalent to HK$15.75 per share. This will not only bring tremendous benefit to shareholders today, but uniquely position the Company for future development.

On completion the Board of Hutchison Telecom expects to declare a special dividend of approximately HK$6.75 per share or approximately US$12.96 per ADS*.

Following the completion, Hutchison Telecom will become one of the best capitalized telecom operators in the region, an unparalleled advantage when it comes to developing new opportunities. After the special dividend and applying up to US$1.8 billion (HK$14 billion) to reduce indebtedness, the Company intends to retain around US$5 billion (HK$40 billion) to reinvest in both its existing operations and new opportunities. The Company also intends to establish a dividend policy which will be announced during the Company’s interim results in August.

Mr. Canning Fok, Chairman of Hutchison Telecom said, “We have generated a superb return for shareholders from our investment in India and I will be pleased to recommend to the board of Hutchison Telecom a special dividend on the completion of the transaction.”

“Hutchison Telecom remains well positioned to continue as a leading telecom operator. Following the transaction I expect the Company to continue to deliver exceptional returns to shareholders,” continued Mr. Fok.

*	The amount of the special dividend and payment arrangements are subject to further Board approval after completion of the proposal disposal. The US$ equivalent amount for the ADS’s is subject to prevailing exchange rates at the time of payment.

- End -

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For enquiries, please contact:

Mickey Shiu	Dan Evans
Corporate Communications	Investor Relations
Hutchison Telecom	Hutchison Telecom
Work: (852) 2128 3107	Work: (1) 425-709-8888 ext 284
Mobile: (852) 9092 8233	Mobile: (1) 425-753-0737
E-mail: mickeyshiu@htil.com.hk	E-mail: danevans@htil.com.hk

About Hutchison Telecommunications International Limited

Hutchison Telecommunications International Limited (‘Hutchison Telecom’ or ‘the Group’) is a leading global provider of telecommunication services. The Group currently offers mobile and fixed-line telecommunication services in Hong Kong, and operates or is rolling out mobile telecommunication services in Macau, India, Israel, Thailand, Sri Lanka, Ghana, Indonesia and Vietnam. It was the first provider of 3G mobile services in Hong Kong and Israel. Its leading brands include “Hutch”, “3” and “Orange”.

Hutchison Telecom is a listed company with American Depositary Shares quoted on the New York Stock Exchange under the ticker HTX and shares listed on the Stock Exchange of Hong Kong under the stock code 2332. A member of the Hong Kong-based Hutchison Whampoa Group, Hutchison Telecom is committed to providing superior telecommunication services in dynamic markets. For more information about Hutchison Telecom, see www.htil.com.

Cautionary Statements

This press release contains forward-looking statements. Statements that are not historical facts, including statements about the beliefs and expectations of Hutchison Telecommunications International Limited (‘the Company’), are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and the Company undertakes no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks, uncertainties and assumptions. The Company cautions you that if these risks or uncertainties ever materialise or the assumptions prove incorrect, or if a number of important factors occur or do not occur, the Company’s actual results may differ materially from those expressed or implied in any forward-looking statement. Additional information as to factors that may cause actual results to differ materially from the Company’s forward-looking statements can be found in the Company’s filings with the United States Securities and Exchange Commission.

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